Exhibit 2.1

Wednesday, May 22, 2002


Mr. Ed Fearon, CEO
Garth Barrett, President
Technical Solutions Group, Inc.
1360 Truxtun, Suite 100
Charleston, SC 29405

Dear Sirs:

I am pleased to present this Letter of Intent pursuant to which Technical Solutions Group, Inc. a Nevada
Corporation ("TSG") will be sold to Sonic Jet
Performance, Inc., a Colorado corporation
("Sonic") by Garth Barrett, an individual, and TS Group, LLC, a Texas Limited Liability
Company ("Shareholders"). This letter reflects, the understanding and is intended to be a binding agreement between us.

The purpose of this letter is to set forth those points upon which we have agreed in principle and to confirm our joint intentions with respect to the Transaction.

1. Sonic's Acquisition of TSG Shares From
Shareholders. Sonic will acquire from Shareholders, 24,000 shares of the common stock of TSG, representing
One Hundred percent (100%) of TSG. Sonic and Shareholders agree that the structure for the acquisition of TSG shares by Sonic will be deemed a tax-free transaction.

2. Purchase Price. Sonic will acquire the shares of TSG from Shareholders under the following consideration:(i). Stock. At the closing date of the transaction (the "Closing Date"), Sonic shall deliver to Shareholders: a. Six Million (6,000,000) shares of Sonic common stock. (i). Working Capital. Sonic shall deliver to TSG: a. Two hundred thousand dollars ($200,000) of working capital within fifteen (15) days of closing;
and, b. Two hundred thousand dollars ($200,000) of working capital within 45 days from closing.

3. Directors and Management. Following the Closing, all management of TSG shall remain the same as before the closing. Sonic Jet shall appoint a board of directors. Shareholders shall have the right to appoint one director to the board of directors of Sonic. The corporate headquarters of TSG shall be located at the site of TSG's current corporate headquarters.

4. Due Diligence. Each of Sonic and Shareholders will provide the other, and their respective accountants, lawyers and other representatives, full access to its properties, business, customers, suppliers, books and accounting records upon the reasonable request of the reviewing party.

5. Confidential Information. Sonic, TSG, and Shareholders each agree to hold the confidential and proprietary information and trade secrets obtained from the other in confidence and not to use or disclose such confidential and proprietary information and trade secrets to third parties without the consent of the other party, except that each of parties may disclose such information to their respective employees and agents who need to know such information for the purposes of evaluating the Transaction. The parties agree that the provisions contained in this paragraph shall survive the termination of this letter or other indication by the parties hereto of their intention not to proceed with the Transaction.

6. Public Announcements. Sonic and Shareholders agree not to make any announcements until the Transaction is completed.

7. Indemnification.  Each of Sonic, TSG, and
Shareholders agrees to indemnify and hold harmless the other from any and all claims, liabilities, damages, actions, causes of action, demands, costs and expenses of every kind or nature, including, without limitation, reasonable attorneys' fees and court costs and fees and costs of any appeals, arising out of, relating to or resulting from the assertion of any obligation to pay or the payment of any broker or finder's fees or other commissions in connection with the transactions contemplated by this letter.

8. Definitive Documents; Execution and Closing Dates.
Sonic, TSG, and Shareholders agree to work toward completing definitive documentation regard the
Transaction. The parties intend that such definitive documentation shall be negotiated and executed no later than June 1, 2002. Those documents will contain the above-described terms, together with such further appropriate terms and conditions as the parties and their respective counsel may mutually determine.
The parties intend that the closing of the contemplated transactions shall be held on or prior to July 1, 2002.

9. Expenses. TSG shall be responsible for the payment of its own expenses in connection with the Transaction, including all expenses associated with the negotiation and preparation of the definitive agreements. In the event a transaction does not occur due to a decision by TSG or lack of disclosure, TSG will reimburse Sonic for any of its direct expenses including but not limited to travel, professional fees, and other related expenses.

10. Disclosures and Operation. From the date of execution of this letter through the closing of the Transaction, TSG agrees to operate its respective business only in the ordinary course, consistent with past practice. TSG agrees that Sonic shall approve any expenses. In addition, the balance sheet and accounts payable provided on May 14, 2002 shall remain as shown in the attached appendix.
TSG represents that no additional or unstated historical obligations, or commitments exist, except for those disclosed in the attached balance sheet or accounts payable listing. Management and the shareholders represent that no management contracts, consulting agreements, or employment agreements exist except for documents attached to this agreement, and any prior obligations to any of the aforementioned parties or their affiliates will be waived at the time of close.

11. Nature of Obligations. This letter constitutes an expression of our understandings relating to the Transaction and does not contain all matters upon which agreement must be reached. This letter is intended to be legally binding upon the parties.

If the foregoing accurately sets forth your understanding concerning this matter, please acknowledge your concurrence by signing the enclosed copy of this letter in the space indicated below. I look forward to the successful completion of the Transaction.

Sincerely,
Sonic Jet Performance, Inc.



By: /s/ Madhava Rao Mankal
Madhava Rao Mankal
CFO, Director





(Signature Page Follows)

Signature Page


Accepted and Agreed:

TECHNICAL SOLUTIONS GROUP, INC.,
A Nevada Corporation


By:  /s/ Garth Barrett
       Name:  Garth Barrett
       Title:  President



By:  /s/ Ed Fearon
       Name:  Ed Fearon
       Title:  CEO
Date:  May 22, 2002


SHAREHOLDERS

TS Group, LLC
A Texas Corporation


By:  /s/ Ed Fearon
       Name:  Ed Fearon
       Title:  Manager

Date:  May 22, 2002



Garth Barrett, an individual Shareholder


By:  /s/ Garth Barrett
       Name:  Garth Barrett

Date:  May 22, 2002

Appendix A


Employment Terms:

Garth Barrett, President

Base Salary:	$8,000	monthly

Bonus:	4%	gross margin over $1.2 million

Stock Options:	2,000,000	shares under SJET
Employee StockOption program to vest over 4 years.

Additional Bonus Opportunity:	$80,000,000	In aggregate
sales for 2002 - 2005 entitled to additional $250,000 in stock.


Appendix B

Income Statement - May 7, 2002

Balance Sheet - May 7, 2002

Accounts Payable Listing - May 7, 2002



Confidential	Page 3 of 7	Tuesday, May 21, 2002

Sonic Jet Performance, Inc.